August 7, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Brian Szilagyi

Re:	SEI Institutional Investments Trust (File No. 811-07257)

Mr. Szilagyi:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEIGFS”), in its capacity as administrator for SEI Institutional Investments Trust (“SIIT”) (the “Trust” or “Funds”), in a telephone conversation on July 8, 2025. The comments provided relate to the Trust’s May 31, 2024 annual report to shareholders filed on Form N-CSR and the respective Form N-CEN filing for the Trust. SEIGFS provides the Funds with administrative and accounting services, as well as with officers and other personnel, and submits these responses on behalf of the Funds.

We have reproduced the substance of the SEC Staff’s comments below, with each comment followed by the Trust’s corresponding response.

©2025 SEI

SEC Comment 1:

In future filings include the disclosure requirements of Instruction 15 to Item 27A(d) of Form N-1A regarding the availability of updated performance information.

Fund Response to Comment 1:

In response to the comment, please note the Trust does not provide updated performance information to shareholders on the website or through other widely accessible mechanisms.

SEC Comment 2:

The staff noted that the World Equity Ex-US Fund and the Screened World Equity Ex-US Fund held REITs. However, the policy describing dividend income received from REITs in Note 2 to the financial statements excludes World Equity Ex-US Fund and Screened World Equity Ex-US Fund. Please describe in correspondence the accounting policy these funds follow as it relates to dividend income received from REITs and why the policy for these funds is different citing applicable accounting guidance. Going forward, please consider adding disclosures to the Notes to Financial Statements to state that the distributions received from REITs for these particular funds may be classified as dividends, capital gains and/or return of capital.

Fund Response to Comment 2:

In response to the comment, dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. For U.S. REITs, which are not held in either the World Equity ex-U.S. or the Screened World Equity ex-U.S. Funds, distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital, and capital gains are only determined by each U.S. REIT after its fiscal year-end, and may differ from the estimated amounts. Going forward, we will update the disclosure in the Notes to Financial Statements.

SEC Comment 3:

The Emerging Markets Debt Fund and the Multi-Asset Real Return Fund have each been identified in the annual report as a non-diversified fund. However, it appears each fund is operating as a diversified fund. Please confirm that each fund continues to qualify as a non-diversified fund. If the fund has been operating as a diversified fund for more than three years confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified.

©2025 SEI

Fund Response to Comment 3:

In response to the comment, the Trust acknowledges Staff's position and confirms that the Multi-Asset Real Return Fund has not operated in a non-diversified manner within the last three years and will strike references identifying the Fund as non-diversified in future prospectuses and shareholder reports. The Trust confirms that if the Multi-Asset Real Return Fund seeks to become non-diversified after operating as diversified, the Trust will seek shareholder approval prior to changing the status to non-diversified.

The Emerging Markets Debt Fund continues to operate as a non-diversified fund and has not operated in a manner consistent with the definition of a “diversified company” under Section 5(b)(1) of the 1940 Act for a consecutive period of three years or longer. The Trust confirms that consistent with the Staff’s position to the extent it operates in a manner consistent with the definition of a diversified company for a consecutive period of three years or longer the Fund will seek shareholder approval before operating as a non-diversified company.

SEC Comment 4:

Form N-CEN Item C.17.a. for the Opportunistic Income Fund reports less than ten entities with principal transactions, and the total entity level principal transactions does not sum to the aggregate principal transactions in N-CEN Item C.17.b. Please explain this discrepancy.

Fund Response to Comment 4:

In response to your comment, the Opportunistic Income Fund disclosed nine entities with principal transactions wherein it should have reported ten entities with principal transactions in response to Item C.17.a. however, the dollar amount in Item C.17.b. would still not sum to the total entity level principal transactions since there were more than ten entities with principal transactions.

SEC Comment 5:

Form N-CEN Item B.22 for the Emerging Markets Debt Fund indicates the fund had an NAV error during the period. However, the Staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain citing applicable U.S. GAAP, Regulation S-X, and other accounting guidance, why the fund has not disclosed these reimbursement amounts in its financial statements.

Fund Response to Comment 5:

In response to your comment, information about the NAV error for the Emerging Markets Debt Fund, including the nature and circumstances of the error, associated internal controls, mitigating actions and amounts reimbursed, will be provided supplementally and confidentially via letter dated August 7, 2025.

©2025 SEI

* * * * * * *

Very truly yours,
/s/Glenn Kurdziel
Glenn Kurdziel
Controller and Chief Financial Officer
(Principal Financial Officer)

cc:	Robert A. Nesher Stephen Panner Timothy D. Barto

©2025 SEI